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Mail Stop 4561


								May 15, 2007






Mr. Corey L. Johnson
President and Chief Executive Officer
Silver State Bancorp
40 North Green Valley Parkway
Henderson, Nevada 89014


Re: 	Silver State Bancorp
      Registration Statement on Form S-1
      File No. 333-137038
      Filed April 13, 2007



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please update data throughout the document from December 31,
2006
to the most recent possible date.


Prospectus Cover Page
2. Please disclose the market price as of the most recent practicable date.


Summary, page 1
3. Please revise the preamble to delete your statement that the Summary contains "selected" information and add a statement that the
Summary contains an overview of the key aspects of the offering, as required by the Instruction to Item 503(a). Please revise the summary to reflect this description.


Our Business, page 1
4. Please revise first paragraph as follows:
* revise the second sentence to disclose that you primarily lend to real estate businesses;
* revise the first paragraph to disclose, as of the most recent possible date, the percentage of your loan portfolio that is related to each of the five types of loans that you identify in the bullet points and the percentage that are related to residential real estate;
* disclose the percentage of your loans that are secured by real estate;
* disclose the percentage of your loans that are fixed rate and the percentage that are variable;
* disclose the percentage of your loans that are short term and the percentage that are long term; and
* disclose that over one third of your deposits are from twenty customers.

5. Please revise the section as follows:
* supplement your claim, in the fourth paragraph, that you are the third largest independent bank headquartered in Nevada to disclose your rank among all banks operating in Nevada; and
* disclose the percentage of shares that will be owned by directors and executive officers and the percentage owned by the mother in law of the Chairman and the effective control that they will have over the company.
Our Market Areas, page 2
6. Please revise the section to summarize the competition in your markets, including recent competition for deposits by raising interest rates offered.


The Offering, page 5
7. Please revise the section entitled "Use of Proceeds" to disclose how your bank subsidiaries will use the proceeds.


Risk Factors, page 8
8. Please revise the risk factor relating to the loss of one or more members of your senior management team or senior relationship bankers, on page 11, to revise the consequence of any loss of a person such as Mr. French to estimate the maximum loss of business instead of simply that your business would "be harmed."

9. Please revise the risk factor relating to SBA loans, on page
13,
to quantify the percentage of your earnings that were attributable to
SBA loans.

10. Please revise the risk factor relating to your deposits, on page
14, as follows:
* disclose whether any of these depositors are related in any way to one another;
* disclose whether these depositors have a relationship with any person or persons at your banks;
* disclose the extent to which you provide loans to these depositors;
* disclose the terms of the deposits;
* disclose the percentage of deposits from your largest depositor and whether any single depositor has within the past year accounted for more than five percent of your deposits; and
* disclose the amount of "brokered deposits."

11. Please add a risk factor addressing the risks associated with recent increased competition for deposits in your market area and related higher deposit rates offered by competitors.

12. Please revise the risk factor relating to stock beneficially owned by directors and executive officers, on page 15, as follows:
* quantify the percentage beneficially owned by director s and executive officers; and
* quantify the percentage beneficially owned by the mother in law of your Chairman.

13. Please revise the risk factor relating to dividends, on page
15,
to disclose the limits on the amounts of dividends.

14. Please revise the risk factor relating to stock eligible for sale in the near future, on page 16, to include discussion of the 1.2 million shares that you intend to register relating to your equity compensation plans.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 23

Executive Summary, page 23
15. Please provide analysis, consistent with Release No. 33-8350, of the opportunities, challenges, risks and uncertainties, as well as the actions you are taking to address these opportunities, challenges, risks and uncertainties. For instance, please address the integration of Choice Bank into your company. In addition, please provide analysis of economic factors, such as interest rates, or industry-wide factors, such as a decline in the real estate market, relevant to the company on which management is concerned.

16. Please comply with Instruction 3 to Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include in this section analysis of the anticipated impact of the following:
* costs of being a public company; and
* the national decline in sales of existing homes and in the median price for an existing home over the past 12 months and the recent drop in construction of new homes and apartments.

17. Please provide us with the basis for your claim in the fourth paragraph that you have been "maintaining high asset quality."

18. Please disclose the approximate cost for opening the four new branches that you plan to open in 2007.


Competition, page 41
19. Please revise this section to provide more detail specific to your company consistent with Item 101(c)(1)(x) including, but not limited to, the following:
* an estimate of the number of competitors in your market;
* an estimate of your competitive position in your market;
* identification of one or a small number of competitors who are dominant in the industry in your market; and
* more detail regarding the positive and negative factors pertaining to your competitive position.


Lending Activities, page 41
20. Please disclose whether you lend to developers who do not have leases for the properties.


Compensation Discussion and Analysis, page 74
21. Please clarify whether the Chief Executive`s recommendations were followed and if not how the committee changed them.

22. Please revise this section consistent with Item 402(b)(1)(iii) to
"describe . . . each element of compensation." For example, revise the last paragraph on page 74 which states that compensation is "made up of many components" but which lists only some of those components.
Likewise, revise the section, on page 76, entitled "All Other Compensation" which states that other compensation "includes" certain other elements but does not identify all of them and which identifies, but does not describe, those other elements of compensation.

23. Please revise this section to comply with Instruction 2 to Item
402(b) by addressing actions taken and intended to be taken since the end of your last fiscal year regarding executive compensation. For instance, we note, in the section entitled "Shares Eligible for Future Sale," on page 88, that you intend to register 1.2 million shares for equity compensation. Please discuss your intent for executives in the Compensation Discussion and Analysis.


Bonus Plan, page 75
24. Please explain in "clear concise and understandable" language how your determination of the amount of bonus is different from your determination of the amount of the base salary. In addition, please discuss, pursuant to Item 402 (b)(2)(v), the specific items of corporate performance on which you base the bonus. The second paragraph should be revised to clarify if the Committee can adjust the bonus amount after approval by the Board and whether it has done so.

25. Please revise your description of the commissions paid to Mr.
French as follows:
* clarify whether it is "general market custom" to pay a commission of ten percent; and
* disclose whether all other loan officers at your banks are paid a commission of ten percent.


Equity Plans, page 75
26. Please revise consistent with Item 402 (b)(1)(v) to explain how you determine the amount of options to grant. Please explain your statement that "no awards were granted to any NEO in calendar 2006 due to the sufficiency of the stock grants made in 2004 to the NEOs."


Principal Stockholders, page 85
27. Please disclose the beneficiaries of the Yanke estate.


Security Ownership of Management, page 86
28. Please provide disclosure for the last two columns.










      * * * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney



cc. Robert C. Azarow, Esquire
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281

















Mr. Corey L. Johnson
Silver State Bancorp
May 15, 2007
Page 1